Exhibit 4.5

ENERGY XXI SERVICES, LLC
2006 LONG-TERM INCENTIVE PLAN

[Form of]
RESTRICTED STOCK UNIT AGREEMENT

This Agreement is made and entered into as of                                     (the “Date of Grant”) by and between Energy XXI Services, LLC (the “Employer”), Energy XXI Ltd, a Bermuda entity (the “Company”), and you;

WHEREAS, the Employer and the Company, as part of your compensation for services as an employee of the Employer and in order to induce you to materially contribute to the success of the Employer and the Company, agree to grant you this Restricted Stock Unit Award pursuant to the Energy XXI Services, LLC 2006 Long-Term Incentive Plan, as amended or restated from time to time (the “Plan”);

WHEREAS, a copy of the Plan has been furnished to you and will be deemed a part of this Restricted Stock Unit Agreement (“Agreement”) as if fully set forth herein and the terms capitalized but not defined herein will have the meanings set forth in the Plan; and

WHEREAS, you desire to accept the Restricted Stock Unit Award made pursuant to this Agreement.

NOW, THEREFORE, in consideration of and mutual covenants set forth herein and for other valuable consideration hereinafter set forth, the parties agree as follows:

1.           The Grant. Subject to the conditions set forth below, the Company hereby grants you, effective as of the Date of Grant, an award consisting of _____________ restricted stock units (“Restricted Stock Units”), whereby each Restricted Stock Unit represents the right to receive one share of common stock, par value $0.005 per share, of the Company (“Stock”), or, as provided in Section 5, an equivalent cash payment, in accordance with the terms and conditions set forth herein and in the Plan (the “Award”). To the extent that any provision of this Agreement conflicts with the expressly applicable terms of the Plan, you acknowledge and agree that those terms of the Plan will control and, if necessary, the applicable terms of this Agreement will be deemed amended so as to carry out the purpose and intent of the Plan.

2.           No Shareholder Rights. The Restricted Stock Units granted pursuant to this Agreement do not and will not entitle you to any rights of a holder of Stock unless and until shares of Stock are issued to you in settlement of the Award. Your rights with respect to the Restricted Stock Units will remain forfeitable at all times prior to the date on which your rights become Vested (as hereinafter defined) and the restrictions with respect to the Restricted Stock Units lapse in accordance with Section 6.

3.           Dividend Equivalents. In the event that the Company declares and pays a cash dividend or distribution in respect of its outstanding shares of Stock and, on the record date for such dividend or distribution, you hold Restricted Stock Units granted pursuant to this Agreement that have not been settled (the “Outstanding RSUs”), the amount of such dividend or distribution that would have been payable to you if you were the holder of record, on the record date for such dividend or distribution, of a number of shares of Stock equal to the number of Outstanding RSUs at such time (the “Dividend Equivalent Payment”) will be paid to you within 30 days following the date the dividend or distribution is paid to Stockholders generally; provided you are continuously employed with the Employer, the Company or any Affiliate from the Date of Grant to the date of payment to you of the Dividend Equivalent Payment.

4.           Restrictions; Forfeiture. The Restricted Stock Units are restricted in that they may not be sold, transferred or otherwise alienated or hypothecated until the restrictions are removed or expire as contemplated in Section 6 and Stock is issued or cash is paid to you as described in Section 5. The Restricted Stock Units are also restricted because they may be forfeited to the Company if they fail to vest in accordance with Section 6 (the “Forfeiture Restrictions”).

5.           Settlement of Award. No shares of Stock will be issued to you prior to the date on which the Restricted Stock Units vest and the restrictions, including the Forfeiture Restrictions, with respect to the Restricted Stock Units lapse, in accordance with Section 6 or Section 7(b). After the Restricted Stock Units vest pursuant to Section 6 or Section 7(b), the Company will, within 30 days of such vesting date, subject to Section 9, cause (i) to be issued Stock registered in your name in payment of such Vested Restricted Stock Units, or (ii) in the sole discretion of the Committee, to be paid to you in lieu of Stock pursuant to clause (i), a lump sum cash payment equal to (x) the simple average of the closing prices of one share of Stock (as reported in The Wall Street Journal or other similar publication determined by the Board) over the 20 trading days prior to and including the applicable date of vesting multiplied by (y) the number of Restricted Stock Units vesting on such date. The Company will evidence the Stock to be issued in payment of such Vested Restricted Stock Units, if applicable, in the manner it deems appropriate. The value of any fractional Restricted Stock Units will be rounded down at the time Stock is issued to you in connection with the Restricted Stock Units. No fractional shares of Stock, nor the cash value of any fractional shares of Stock, will be issuable or payable to you pursuant to this Agreement. The value of such shares of Stock will not bear any interest owing to the passage of time. Neither this Section 5 nor any action taken pursuant to or in accordance with this Section 5 will be construed to create a trust or a funded or secured obligation of any kind.

6.           Expiration of Restrictions and Risk of Forfeiture. The restrictions on the Restricted Stock Units granted pursuant to this Agreement, including the Forfeiture Restrictions, will expire and the RSUs will become nonforfeitable according to the following schedule, provided that you remain an employee of the Employer, the Company or any Affiliates continuously from the Date of Grant until the applicable dates set forth below. Restricted Stock Units that have become vested and non-forfeitable as provided below are referred to herein as “Vested.”

On or After Each of the Following Vesting Dates	Cumulative Portion of the Restricted Stock Units That Will Become Vested and Nonforfeitable

7.           Termination of Services.

(a)           General. Subject to Section 7(b) and Section 7(c), if your employment relationship with the Employer, the Company or any Affiliates is terminated for any reason (including due to death or Disability), then those Restricted Stock Units that have not Vested on or before the date of termination will become null and void and those Restricted Stock Units will be cancelled and forfeited to the Company for no consideration.

(b)           Termination Without Cause or Due to Good Reason. If your employment relationship with the Employer, the Company or any Affiliates is terminated (i) by the Employer, the Company or any Affiliates without Cause or (ii) by you due to Good Reason (as defined below), the Restricted Stock Units will become 100% Vested as of the date of your “separation from service” (within the meaning of Treasury Regulation § 1.409A-1(h)). “Good Reason” means the occurrence of any of the following circumstances without your consent: (A) the assignment to you of any duties that materially adversely alter the nature or status of your office and responsibilities (other than reporting responsibilities and other than any increase in responsibilities resulting from promotion), or other action that results in the material diminution of your position, duties or authorities, from those in effect immediately prior to such change in position, assignment or action, (B) the material diminution of your base salary or rate of pay, other than any reduction that impacts officers or executive officers of the Employer, the Company or any Affiliates generally, or (C) the relocation of your principal place of employment to anywhere outside the greater Houston, Texas metropolitan area, (other than required travel on the business of the Company and its Affiliates). In the event of an occurrence of Good Reason, you must notify the Employer and the Company in writing of the existence of Good Reason within 30 days of the occurrence. If the circumstances resulting in Good Reason are not cured by the Employer, the Company or any Affiliates within 30 days of receipt by the Employer and the Company of such notice, you may terminate your employment for Good Reason no later than the 60th day following the initial occurrence of Good Reason.

(c)           Effect of Employment Agreement. Notwithstanding any provision herein to the contrary, in the event of any inconsistency between Section 7(a) or Section (b) and any employment agreement entered into by and between you and the Company or its Subsidiaries, the terms of the employment agreement will control.

8.           Leave of Absence. With respect to the Award, the Company may, in its sole discretion, determine that if you are on leave of absence for any reason you will be considered to still be in the employ of the Company, provided that rights to the Restricted Stock Units during a leave of absence will be limited to the extent to which those rights were earned or vested when the leave of absence began.

9.           Payment of Taxes. The Company may require you to pay to the Employer (or the Company or any Affiliate if you are an employee of the Company or any Affiliate), an amount the Company deems necessary to satisfy the Employer’s (or its or any Affiliate’s) current or future obligation to withhold federal, state or local income or other taxes that you incur as a result of the Award. With respect to any required tax withholding, you may (a) direct the Company to withhold or provide for withholding from the shares of Stock to be issued to you (or the cash payment to be paid to you) under this Agreement the number of shares (or cash) necessary to satisfy the Employer’s obligation to withhold taxes; which determination (as to shares) will be based on the shares’ Fair Market Value at the time such determination is made; (b) deliver to the Company shares of Stock sufficient to satisfy the Company’s tax withholding obligations, based on the shares’ Fair Market Value at the time such determination is made; (c) deliver cash to the Company sufficient to satisfy its tax withholding obligations; or (d) satisfy such tax withholding through any combination of (a), (b) and (c). If you desire to elect to use the Stock withholding or payment options described in subparagraphs (a), (b) or (d) you must make the election at the time and in the manner the Company prescribes. The Committee, in its discretion, may deny your request to satisfy its tax withholding obligations using a method described under clause (a), (b) or (d) of this Section 9. In the event the Company determines that the aggregate Fair Market Value of the shares of Stock withheld as payment of any tax withholding obligation is insufficient to discharge that tax withholding obligation, then you must pay to the Company, in cash, the amount of that deficiency immediately upon the Company’s request. In the event you have not satisfied your required tax withholding pursuant to this Section 9 on or before the 30th day following the applicable vesting date, the Restricted Stock Units that would have otherwise Vested on such date will be immediately become null and void and be forfeited to the Company. You acknowledge that you are not relying upon any written or oral statement or representation of the Employer or the Company regarding the tax effects associated with the Award.

10.           Compliance with Securities Law. Notwithstanding any provision of this Agreement to the contrary, the issuance of Stock will be subject to compliance with all applicable requirements of federal, state, or foreign law with respect to such securities and with the requirements of any stock exchange or market system upon which the Stock may then be listed. No Stock will be issued hereunder if such issuance would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the rules or requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, Stock will not be issued hereunder unless a) a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) is, at the time of issuance, in effect with respect to the shares issued or b) in the opinion of legal counsel to the Company, the shares issued may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. YOU ARE CAUTIONED THAT ISSUANCE OF STOCK UPON THE VESTING OF RESTRICTED STOCK UNITS GRANTED PURSUANT TO THIS AGREEMENT MAY NOT OCCUR UNLESS THE FOREGOING CONDITIONS ARE SATISFIED. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares subject to the Award will relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority has not been obtained. As a condition to any issuance hereunder, the Company may require you to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by the Company. From time to time, the Board and appropriate officers of the Company are authorized to take the actions necessary and appropriate to file required documents with governmental authorities, stock exchanges, and other appropriate Persons to make shares of Stock available for issuance.

11.           Legends. The Company may at any time place legends referencing any restrictions imposed on the shares pursuant to Section 10 on all certificates representing shares issued with respect to this Award.

12.           Right of the Company and Subsidiaries to Terminate Services. Nothing in this Agreement confers upon you the right to continue in the employ of or performing services for the Employer, the Company or any Affiliate, or interfere in any way with the rights of the Employer, the Company or any Affiliate to terminate your employment or service relationship at any time.

13.           Furnish Information. You agree to furnish to the Company all information requested by the Company to enable it to comply with any reporting or other requirements imposed upon the Company by or under any applicable statute or regulation.

14.           No Liability for Good Faith Determinations. The Company and the members of the Board will not be liable for any act, omission or determination taken or made in good faith with respect to this Agreement or the Restricted Stock Units granted hereunder.

15.           Execution of Receipts and Releases. Any payment of cash or any issuance or transfer of shares of Stock or other property to you, or to your legal representative, heir, legatee or distributee, in accordance with the provisions hereof, will, to the extent thereof, be in full satisfaction of all claims of such Persons hereunder. In addition, the Company may require you or your legal representative, heir, legatee or distributee, as a condition precedent to such payment or issuance, to execute a general release of all claims in favor of the Employer, the Company, any Affiliate and the employees, officers, stockholders or board members of the foregoing in such form as the Company may determine.

16.           No Guarantee of Interests. None of the Board, Committee, Company, Employer or any Affiliate guarantees the Stock from loss, depreciation or diminution of value.

17.           Company Records. Records of the Employer, the Company or any Affiliate regarding your period of service, termination of service and the reason(s) therefor, and other matters will be conclusive for all purposes hereunder, unless determined by the Company to be incorrect.

18.           Notice. All notices required or permitted under this Agreement must be in writing and personally delivered or sent by mail and will be deemed to be delivered on the date on which it is actually received by the person to whom it is properly addressed or if earlier the date it is sent via certified United States mail.

19.           Information Confidential. As partial consideration for the granting of the Award hereunder, you hereby agree to keep confidential all information and knowledge, except that which has been disclosed in any public filings required by law, that you have relating to the terms and conditions of this Agreement; provided, however, that such information may be disclosed as required by law and may be given in confidence to your spouse and tax and financial advisors. In the event any breach of this promise comes to the attention of the Company, it will take into consideration that breach in determining whether to recommend the grant of any future similar award to you, as a factor weighing against the advisability of granting any such future award to you.

20.           Successors. This Agreement will be binding upon you, your legal representatives, heirs, legatees and distributees, and upon the Company, its successors and assigns.

21.           Severability. If any provision of this Agreement is held to be illegal or invalid for any reason, the illegality or invalidity will not affect the remaining provisions hereof, but such provision will be fully severable and this Agreement will be construed and enforced as if the illegal or invalid provision had never been included herein.

22.           Headings. The titles and headings of Sections are included for convenience of reference only and are not to be considered in construction of the provisions hereof.

23.           Governing Law. All questions arising with respect to the provisions of this Agreement will be determined by application of the laws of Texas, without giving any effect to any conflict of law provisions thereof, except to the extent Texas law is preempted by federal law. The obligation of the Company to sell and deliver Stock hereunder is subject to applicable laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

24.           Consent to Texas Jurisdiction and Venue. You, the Employer and the Company hereby consent and agree that state courts located in Harris County, Texas and the United States District Court for the Southern District of Texas each will have personal jurisdiction and proper venue with respect to any dispute between you, Employer and/or the Company arising in connection with the Restricted Stock Units or this Agreement. In any dispute with the Employer or Company, no party will raise, and you, Employer and Company hereby expressly waive, any objection or defense to such jurisdiction as an inconvenient forum.

25.           Amendment. This Agreement may be amended by the Board or by the Committee at any time (a) if the Board or the Committee determines, in its sole discretion, that amendment is necessary or advisable in light of any addition to or change in any federal or state, tax or securities law or other law or regulation, which change occurs after the Date of Grant and by its terms applies to the Award; (b) as provided in the Plan; or (c) with your consent.

26.           Section 409A. Amounts payable pursuant to this Agreement are intended to constitute a “short term deferral” within the meaning of Treasury Regulation § 1.409A-1(b)(4).

27.           Clawback. This Agreement is subject to any written clawback policies that the Company, with the approval of the Board or the Committee, may adopt. Any such policy may subject your Award and amounts paid or realized with respect to Award under this Agreement to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including but not limited to an accounting restatement due to the Company’s material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and that the Company determines should apply to this Agreement.

28.           Entire Agreement. This Agreement embodies the complete agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

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IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first above written.

ENERGY XXI SERVICES, LLC

By:
[Name] [Title]

ENERGY XXI LTD, a Bermuda entity

By:
John D. Schiller, Jr.
President and CEO

RECIPIENT

[Name]